

Mail Stop 3720

April 1, 2008

Via U.S. Mail

Mr. James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings.
Sixty One, Wilton Rd.
Second Floor
Westport, CT 06880

> **RE:** **Compass Diversified Holdings**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-51937**

Dear Mr. Bottiglieri:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compass Diversified Holdings
April 1, 2008
Page 2

Form 10-K For the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, pages 85-94

1. We note your presentation and discussion of the combined results of operations of
   Advanced Circuits, Aeroglide, American Furniture, Anodyne, and HALO for the fiscal
   years ended December 31, 2007 and 2006. Please explain to us, in detail, how you
   derived these combined financial statements and your basis in using them in your
   discussion of your results of operations. We believe a presentation and/or discussion of
   results of operations that is based upon combined financial information derived from
   merely combining financial information from pre and post acquisition periods, without
   reflecting all relevant pro forma adjustments as required by Article 11 of Regulation S-X,
   is inappropriate. If you have determined that a supplemental discussion in MD&A based
   on pro forma financial information is appropriate and will enhance the discussion, then
   pro forma financial information prepared in accordance with Article 11 of Regulation S-
   X should be included in the filing. Also, disclosure should be provided to clearly explain
   how the pro forma presentation was derived, why you believe the presentation is useful,
   and any potential risks associated with using such presentation.

Financial Statements and Notes

Note E.- Business Segment Data

2. Refer to footnote (2) to the Profit of business segment table on page F-21. Please explain
   to us your basis for excluding from your computations of segment profit, charges relating
   to purchase accounting adjustments.

3. Refer to Goodwill and identifiable assets of business segments table on page F-22. We
   note that you assigned goodwill of $20.1 million to "Corporate Level" as of December
   31, 2007. Please explain to us your GAAP basis in assigning goodwill to "Corporate
   Level" as it does not appear to be a reporting unit as defined under paragraph 30 of SFAS
   142. We also refer you to guidance under paragraphs 34-35 of SFAS 142 for assigning
   goodwill to reporting units.

4. Please disclose geographical financial information as required by paragraph 38 of SFAS
   131.

Note O.- Related Party Transaction, page F-32

5. We note that you acquired 47.3% of the outstanding capital stock of Anodyne, representing approximately 69.8% of the voting power of all Anodyne stock. Please disclose and explain to us how you hold 69.8% of the voting rights in Anodyne when you acquired only 47.3% of its equity interests.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director